UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the calendar year ended December 31, 2010.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from                          to

Commissions file number 1-6549

A.           Full title of the plan and address of the plan, if different from that of issuer named below:

American Science and Engineering, Inc.

401(k) and Profit Sharing Plan

B.             Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices:

American Science and Engineering

829 Middlesex Turnpike, Billerica, MA 01821

American Science and Engineering, Inc.

401(k) and Profit Sharing Plan

Financial Statements

and Supplemental Schedule

December 31, 2010 and 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator

American Science and Engineering, Inc. 401(k) and Profit Sharing Plan

Billerica, Massachusetts

We have audited the accompanying Statements of Net Assets Available for Benefits of the American Science and Engineering, Inc. 401(k) and Profit Sharing Plan (the Plan) as of December 31, 2010 and 2009, and the related Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2010.  These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States of America).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.   Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the year ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2010 is presented for additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ McGladrey & Pullen, LLP

June 28, 2011

Boston, Massachusetts

American Science and Engineering, Inc.

401(k) and Profit Sharing Plan

Statements of Net Assets Available for Benefits

December 31, 2010 and 2009

	2010	2009
Assets:
Investments, at fair value:
Registered Investments Companies	$29,639,848	$22,908,709
American Science and Engineering, Inc. company stock	9,429,305	8,565,094
Common/Collective Trust	1,743,375	1,038,989
Total investments	40,812,528	32,512,792

Receivables:
Notes receivable from participants	791,863	480,848
Employer matching contributions	—	209,055
Employer contributions	—	81,931
Total receivables	791,863	771,834

Net assets available for benefits	$41,604,391	$33,284,626

The accompanying notes are an integral part of these financial statements.

American Science and Engineering, Inc.

401(k) and Profit Sharing Plan

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2010

2010
Additions to net assets attributable to:
Investment income:
Net appreciation in fair value of investments	$4,604,911
Interest and dividend income	137,873
Total investment income	4,742,784

Interest income on notes receivable from participants	33,257

Contributions:
Employer contributions	1,091,063
Participant contributions	3,405,147
Rollover contributions	377,220
Total contributions	4,873,430

Total additions	9,649,471

Deductions from net assets attributable to:
Benefits paid directly to participants	1,329,706

Total deductions	1,329,706

Net increase	8,319,765

Net assets available for benefits, beginning of year	33,284,626

Net assets available for benefits, end of year	$41,604,391

The accompanying notes are an integral part of these financial statements.

American Science and Engineering, Inc.

401(k) and Profit Sharing Plan

Notes to Financial Statements

December 31, 2010 and 2009

1.              PLAN DESCRIPTION

General

Effective April 1, 1988 American Science and Engineering, Inc. (the “Company” or the “Plan Sponsor”) adopted the American Science and Engineering, Inc. 401(k) and Profit Sharing Plan (the “Plan”) for its eligible employees.  The following description of the Plan provides only general information.  Participants should refer to the plan document for a more complete description of the Plan’s provisions.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The Company is the plan administrator. Performance of all fiduciary and administrative matters, other than managing, controlling and maintaining custody of the Plan’s investment assets, is the responsibility of the plan administrator.  Mercer Trust Company (“Mercer”) is the trustee and custodian of the Plan’s assets.

Eligibility

The Plan allows for initial participation by any employee who has attained the age of 21 years.  Entry date is the first day of the month following his or her employment and attainment of age 21.    The Plan provides for automatic enrollment into the Plan for any eligible employee upon hire.  The employee is treated as having elected a 3% contribution rate unless the employee expressly elects a different amount or elects not to contribute. If an employee elects not to contribute upon eligibility, future participation is still available upon request.

Contributions

Participants may contribute amounts up to 100% of their annual compensation, subject to certain limitations, as defined by the Plan and Internal Revenue Code (“IRC”).   Participants have the authority to direct the investment of their contributions among several investment options.

The Board of Directors can elect to make quarterly matching contributions in the form of Company stock or cash, at its discretion. Effective April 1, 2010, the Board of Directors elected that any future Company match be funded with permanent cash instead of Company stock. The Company’s matching contribution equaled 50% of each participant’s contribution up to a maximum of 3% of compensation for 2010 and 2009. For the year ended December 31, 2010, the Company contributed Company common stock with a fair value of $220,171 (2,939 shares) at the date of issuance, and cash of $870,892. The Company can also make profit sharing contributions to the Plan but elected not to do so in 2010.

Vesting

Participants are fully vested in their contributions and the earnings thereon. Employer matching contributions and profit sharing contributions are immediately 100% vested.

Benefits

Upon termination of employment, death, disability, retirement, or for hardships, as defined in the Plan document, any participant of the Plan is eligible to receive a distribution of their vested account in the Plan. Distribution of benefits can be made in lump-sum amounts equal to the vested value of his or her account or in a series of cash payments, in substantially equal installments. Some distributions may be subject to joint and survivor annuity requirements.

American Science and Engineering, Inc.

401(k) and Profit Sharing Plan

Notes to Financial Statements

December 31, 2010 and 2009

Administrative Expenses

Administrative expenses of the Plan are paid directly by the Company, except for the investment fees of mutual funds and administrative costs associated with participant loans.

Participant Accounts

Individual accounts are maintained for each of the Plan’s participants to reflect the participant’s contributions, related employer matching contributions and profit sharing contributions, if any, as well as the participant’s share of the Plan’s earnings.

Rollovers

With the approval of the Plan Sponsor, the Plan may receive any amounts received by an employee as a distribution from another qualified plan provided that the receipt of such amounts does not adversely affect the qualified tax status of the Plan.  Participants are fully vested in these amounts.

Participant Loans

Participants may make loan withdrawals up to 50% of their vested account balance up to a maximum of $50,000 (less the highest outstanding loan balance in the previous 12 months).  Participants may only have one loan outstanding at a time.   Loans are required to be repaid within five years, except for qualifying principal residence loans in which case the loan must be repaid within 10 years. Interest will be charged at a reasonable rate established by the Company, on a nondiscriminatory basis, taking into consideration the interest rates than being charged on similar loans by independent commercial lenders.

Investment Elections

Each participant shall direct the investment of his or her deferrals within their own account and may select from several mutual funds, Company Stock and a common/collective trust.  At the time of automatic enrollment, if a participant has not elected an investment option, their deferral contribution will be made to the Putnam Asset Allocation Fund, established for them within their account.

2.              SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements have been prepared in accordance with accounting standards set by the Financial Accounting Standards Board (“FASB”).  The FASB sets generally accepted accounting principles (“GAAP”) to ensure net assets available for plan benefits and changes in net assets available for plan benefits are consistently reported.  References to GAAP issued by the FASB in these footnotes are to the FASB Accounting Standards Codification (“FASB ASC”).

Uses of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan’s management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from these estimates.

American Science and Engineering, Inc.

401(k) and Profit Sharing Plan

Notes to Financial Statements

December 31, 2010 and 2009

Fair Value Measurements

The Plan classifies its investments in accordance with FASB ASC 820, Fair Value Measurements and Disclosures.   FASB ASC 820 introduces a framework for measuring fair value and expands required disclosure about fair value measurements of assets and liabilities.  That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to unobservable inputs (level 3 measurements).  The three levels of the fair value hierarchy under FASB ASC 820 are described below:

Level 1:          Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2:          Inputs to the valuation methodology include:

•  Quoted prices for similar assets or liabilities in active markets;

•  Quoted prices for identical or similar assets or liabilities in non-active markets;

•  Inputs other than quoted prices that are observable for the asset or liability;

•  Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3:          Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

In January 2010, the FASB issued ASU No. 2010-06, Improving Disclosures about Fair Value Measurements (ASU 2010-06), which primarily requires new disclosures related to the levels within the fair value hierarchy. An entity will be required to disclose significant transfers in and out of Levels 1 and 2 of the fair value hierarchy, and separately present information related to purchases, sales, issuances and settlements in the reconciliation of fair value measurements classified as Level 3. In addition, ASU 2010-06 will amend the fair value disclosure requirement for pension and postretirement benefit plan assets to require this disclosure at the investment class level. ASU 2010-06 was effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures related to purchases, sales, issuances and settlements for Level 3 fair value measurements, which are effective for reporting periods beginning after December 15, 2010. The Plan included the disclosures as required by ASU 2010-06 in the notes to the Plan’s financial statements effective January 1, 2010, except for the disclosures related to Level 3 fair value measurements, which will be included in the notes to the Plan’s financial statements effective January 1, 2011.

In April 2009, the FASB issued a FASB Staff Position (“FSP”) on Statement of Financial Accounting Standards (“SFAS”) 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly, which was included in Subtopic 820-10-35 in the FASB Codification. ASC 820-10-35 provides guidance regarding how to determine whether there has been a significant decrease in the volume and level of activity for the asset or liability when compared with normal market activity for the asset or liability. In such situations, an entity may conclude that transactions or quoted prices may not be determinative of fair value, and may adjust the transactions or quoted prices to arrive at the fair value of the asset or liability.

American Science and Engineering, Inc.

401(k) and Profit Sharing Plan

Notes to Financial Statements

December 31, 2010 and 2009

In September 2009, the FASB issued ASU No. 2009-12, Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent) (ASU 2009-12), which amends the Fair Value Measurements and Disclosures topic of the FASB ASC to permit the use of net asset value per share, without further adjustment, to estimate the fair value of investments in investment companies that do not have readily determinable fair values. The net asset value per share must be calculated in a manner consistent with the measurement principles of the Financial Services — Investment Companies topic of the FASB ASC and can be used by investors in investments such as hedge funds, private equity funds, venture capital funds and real estate funds. If it is probable the investment will be sold for an amount other than net asset value, the investor would be required to estimate the fair value of the investment considering all of the rights and obligations of the investment and any other market available data. In addition, the amendments require enhanced disclosure for the investments within the scope of this accounting update. The accounting guidance in ASU 2009-12 was effective for periods ending after December 15, 2009, and early adoption was permitted. The adoption did not have a material impact on the Plan.

Valuation Techniques

There have been no changes in the valuation techniques used during the current period.

Money Market and Mutual Funds

Valued at the quoted market prices.  These securities are categorized in Level 1 as they are actively traded and no valuation adjustments have been applied.

Company Stock

Valued at the closing price reported on the active market on which the individual securities are traded, and classified as Level 1.

Common/Collective Trust

Valued at estimated fair value based on value of underlying securities, which are based on quoted prices in active markets and other observable inputs, and classified as Level 2.

Income Recognition

Interest income is recorded when earned.  Dividends are recorded on the ex-dividend date.  In the statement of changes in net assets available for plan benefits, the Plan presents the net appreciation (depreciation) in the fair value of investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Payment of Benefits

Benefits are recorded when paid.

American Science and Engineering, Inc.

401(k) and Profit Sharing Plan

Notes to Financial Statements

December 31, 2010 and 2009

Recent Accounting Pronouncements

In September 2010, FASB issued an amendment, Plan Accounting-Defined Contribution Pension Plans (Topic 962): Reporting Loans to Participants by Defined Contribution Pension Plans (ASU 2010-25), which provides guidance on how loans to participants should be classified and measured by defined contribution pension plans.  This amendment requires that participant loans be classified as notes receivable from participants, which are segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest.  This amendment was effective for periods ending after December 15, 2010, with early adoption permitted.  This amendment requires retrospective application to all periods presented.

This amendment was adopted for the year ended December 31, 2010, and retrospectively applied to December 31, 2009.  Prior year amounts and disclosures have been revised to reflect the retrospective application of adopting this new amendment.  The adoption resulted in a reclassification of participant loans totaling $480,848 from investments to notes receivable from participants as of December 31, 2009. There was no impact to the net assets as of December 31, 2010 or 2009, as a result of the adoption.

In May 2011, FASB issued ASU No. 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs.  This update changes certain fair value measurement principles and enhances the disclosure requirements particularly for Level 3 fair value measurements. This update is effective for reporting periods beginning on or after December 15, 2011, with early adoption prohibited, and requires prospective application. The Plan is currently evaluating the impact this update will have on the Plan’s net assets available for benefits or changes in net assets available for benefits.

3.              FAIR VALUE MEASUREMENTS

The following table presents for each hierarchy level, the Plan’s assets that are measured at fair value at December 31, 2010:

	Level 1	Level 2	Level 3	Total

Mutual funds:
Balanced funds	$9,988,153	$—	$—	$9,988,153
Growth funds	9,147,243	—	—	9,147,243
Value funds	4,204,672	—	—	4,204,672
Bond funds	4,011,740	—	—	4,011,740
Money market fund	2,288,040	—	—	2,288,040
Total mutual funds	29,639,848	—	—	29,639,848

Company stock	9,429,305	—	—	9,429,305
Common/collective trust	—	1,743,375	—	1,743,375
Total investments at fair value	$39,069,153	$1,743,375	$—	$40,812,528

American Science and Engineering, Inc.

401(k) and Profit Sharing Plan

Notes to Financial Statements

December 31, 2010 and 2009

The following table presents for each hierarchy level, the Plan’s assets that are measured at fair value at December 31, 2009:

	Level 1	Level 2	Level 3	Total

Mutual funds:
Balanced funds	$7,834,736	$—	$—	$7,834,736
Growth funds	7,036,889	—	—	7,036,889
Value funds	3,235,638	—	—	3,235,638
Bond funds	2,867,087	—	—	2,867,087
Money market fund	1,934,359	—	—	1,934,359
Total mutual funds	22,908,709	—	—	22,908,709

Company stock	8,565,094	—	—	8,565,094
Common/collective trust	—	1,038,989	—	1,038,989
Total investments at fair value	$31,473,803	$1,038,989	$—	$32,512,792

4.                                      INVESTMENTS

The fair values of individual investments that represent 5% or more of the Plan’s net assets as of December 31, 2010 and 2009 are as follows:

	2010		2009
Investments at fair value as determined by quoted market price:

Mutual funds:
Columbia Acorn Fund A Shares	$4,575,845		$3,335,199
American Europacific Growth Fund R3	3,757,397		3,586,409
The Growth Fund of America, Class R4	2,898,606		2,426,600
Pimco Total Return Fund	2,883,287		2,024,159
Putnam Asset Allocation-Balanced Portfolio Fund	2,774,843		1,955,861
Putnam Asset Allocation-Growth Portfolio Fund	2,772,369		1,890,875
Putnam Equity Income Fund	2,476,243		2,138,490
Putnam Money Market Fund	2,288,040		1,934,359
Other	5,213,218		3,616,757
	29,639,848		22,908,709
Company stock:
*American Science and Engineering, Inc.	9,429,305	*	8,565,094	*
	39,069,153		31,473,803
Investments at estimated fair value:
Common/collective trust:
Putnam S&P 500 Index Fund	1,743,375		1,038,989

	$40,812,528		$32,512,792

*Non participant-directed during the period January 1, 2009 through March 31, 2010.

American Science and Engineering, Inc.

401(k) and Profit Sharing Plan

Notes to Financial Statements

December 31, 2010 and 2009

During the year ended December 31, 2010, the Plan’s investments appreciated in value (including gains and losses on investments bought, sold, and held during the year) as follows:

Measured at quoted market prices:
Company stock	$1,062,332
Registered investment companies	3,335,616
Measured at estimated fair value:
Common/collective trust	206,963

$4,604,911

5.                                      COMPANY STOCK

Information about the net assets and the significant components of the changes in net assets relating to the non-participant directed investments is as follows:

Net assets:
Company stock	$9,429,305

Balance at December 31, 2009	$8,565,094

Changes in net assets:
Additions:
Employer contributions	273,031
Net appreciation	1,062,332
Prior year employer contribution receivable	209,055
Loan repayments and interest	777
Dividends	137,873

Deductions:
Benefits paid	406,691
Transfers to participant-directed accounts	412,166
Balance at December 31, 2010	$9,429,305

6.                                      RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

7.                                      FEDERAL INCOME TAX STATUS

The Plan obtained its latest determination letter on June 10, 1998 in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code.  The Plan has been amended since receiving the determination letter. The plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code, therefore no provision for income taxes has been included in the Plan’s financial statements. The Company accounts for income taxes in accordance with FASB ASC 740, Income Taxes. The Company believes that there were no uncertain tax positions that required a reserve as of December 31, 2010 and 2009, respectively.

American Science and Engineering, Inc.

401(k) and Profit Sharing Plan

Notes to Financial Statements

December 31, 2010 and 2009

8.                                      RECONCILIATION TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	2010	2009

Net assets available for benefits per the financial statements	$41,604,391	$33,284,626

Deemed distributions reported on Form 5500	(15,866)	(15,275)

Net assets available for benefits per Form 5500	$41,588,525	$33,269,351

The following is a reconciliation of the net increase in net assets available for benefits for the year ended December 31, 2010 per the financial statements to the Form 5500:

Net increase per the financial statements	$8,319,765

Deemed distributions reported on Form 5500	(591)

Net increase per Form 5500	$8,319,174

9.                                      PARTY-IN-INTEREST TRANSACTIONS

Mercer Trust Company is a wholly-owned subsidiary of Mercer, Inc. (“Mercer”).  Certain plan investments are shares of mutual funds, a money market fund, and a common/collective trust fund managed by Putnam Investments (“Putnam”).  Mercer and Putnam are both wholly-owned subsidiaries of Marsh McLennan Companies, Inc., and therefore transactions with Putnam qualify as party-in-interest transactions as the term is defined in Section 3(14) of ERISA.  Plan investments include publicly traded shares of common stock of the Company and the Plan issues loans to participants, which are secured by the balances in the participants’ accounts.  These transactions also qualify as party-in-interest transactions.  All party-in-interest transactions are denoted as such on the supplemental Schedule H, Line 4(i) Schedule of Assets (Held at End of Year).

10.                               PLAN TERMINATION

Although the Company has expressed its intent to continue the Plan, the Company has the right to terminate the Plan subject to the provisions of ERISA.

American Science and Engineering, Inc.

401(k) and Profit Sharing Plan

Notes to Financial Statements

December 31, 2010 and 2009

11.          SUBSEQUENT EVENTS

The Plan evaluated all events and transactions through the date which financial statements were available to be issued.  Effective April 1, 2011, the Company moved the bookkeeping and plan administration from Mercer HR Services to Putnam Investments.  Additionally, during this period there were no other material recognized or unrecognized subsequent events.

Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)

*Represents a party—in-interest to the Plan.

Employer Identification Number     04-2962824    Plan #: 001

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of Investment	(d) Cost	(e) Current value

*	American Science and Engineering, Inc.	Common Stock	$4,149,034	$9,429,305
	American Europacific Growth Fund R3	Mutual Funds	n/a	3,757,397
	Columbia Acorn Fund A Shares	Mutual Funds	n/a	4,575,845
	The Growth Fund of America, Class R4	Mutual Funds	n/a	2,898,606
*	Putnam Equity Income Fund	Mutual Funds	n/a	2,476,243
	Pimco Total Return Fund	Mutual Funds	n/a	2,883,288
*	Putnam Asset Allocation-Balanced Portfolio Fund	Mutual Funds	n/a	2,774,843
*	Putnam Money Market Fund	Money Market Fund	n/a	2,288,040
*	Putnam Asset Allocation-Growth Portfolio Fund	Mutual Funds	n/a	2,772,369
	Federated Kaufman Fund	Mutual Funds	n/a	1,672,791
*	Putnam Mid Cap Value Fund	Mutual Funds	n/a	1,728,429
	S&P 500 Index Fund	Common/Collective Trust	n/a	1,743,375
*	Putnam Income Fund	Mutual Funds	n/a	1,128,453
*	Putnam Asset Allocation-Conservative Portfolio Fund	Mutual Funds	n/a	683,544
*	Participant Loans	Loans to Participants	n/a	775,997
		4.25%-9.25%		$41,588,525

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of American Science and Engineering, Inc., the Plan Administrator of the American Science and Engineering, Inc 401(k) and Profit Sharing Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

American Science and Engineering, Inc. 401(k) and Profit Sharing Plan

Date: June 28, 2011	/s/ Kenneth J. Galaznik
Kenneth J. Galaznik
Senior Vice President, Chief Financial Officer and Treasurer

EXHIBIT INDEX

Exhibit Number	Description of Exhibits
23.1	Consent of Independent Registered Public Accounting Firm